Exhibit 99.1

Allot Announces
First Quarter 2019 Financial Results

17% Year-Over-Year Growth in Revenue and improvement in profitability parameters

Hod Hasharon, Israel – May 14, 2019 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a global provider of leading innovative network intelligence and security solutions for service providers worldwide, today announced its first quarter 2019 financial results.

 First Quarter 2019 – Financial Highlights

•	Revenues were $25.3 million, up 17% year-over-year;

•	GAAP gross margin improved to 71.2% up from 68.1% in Q1 2018; Non-GAAP gross margin improved to 72.4% up from 69.6% in Q1 2018;

•	GAAP operating loss narrowed to $3.3 million compared to $3.5 million in Q1 2018; Non-GAAP operating loss narrowed to $1.8 million compared to $2.3 million in Q1 2018;

Financial Outlook

•	Management maintains its 2019 expectations of revenues between $106-110 million, representing continued double-digit year-over-year growth;

•	Continue to expect full year 2019 book to bill ratio at above 1;

•	Management goal to sign security OPEX deals with an aggregate MAR (Maximum Annual Revenue) of $100M during 2019, remains unchanged.

Management Comment

Erez Antebi, President & CEO of Allot, commented: “We are pleased with the continued strong year-over-year growth in revenue as well as the improvement in profitability parameters in the quarter, and we are on target with our longer-term goals.  Our momentum in the quarter remained positive and includes the win of a contract to provide a full suite of solutions comprising of network-based traffic management and network security solutions to Rakuten Mobile in Japan. Our pipeline of potential security OPEX deals remains strong and we are actively working to close further deals. We look forward to continued and sustainable growth in 2019 and beyond.”

 Q1 2019 Financial Results Summary

Total revenues for the quarter were $25.3 million, up 17% compared to $21.7 million in the first quarter of 2018.

Gross profit on a GAAP basis for the quarter was $18.0 million (gross margin of 71.2%), a 22% improvement compared with $14.8 million (gross margin of 68.1%) in the first quarter of 2018.

Gross profit on a non-GAAP basis for the quarter of was $18.3 million (gross margin of 72.4%), a 21% improvement compared with $15.1 million (gross margin of 69.6%) in the first quarter of 2018.

Operating loss on a GAAP basis for the quarter was $3.3 million, an improvement compared with an operating loss of $3.5 million, in the first quarter of 2018.

Non-GAAP operating loss for the quarter of 2019 was $1.8 million, an improvement compared with a non-GAAP operating loss of $2.3 million in the first quarter of 2018.

Net loss on a GAAP basis for the quarter was $3.3 million, or $0.1 per basic and diluted share, an improvement compared with a net loss of $3.7 million, or $0.11 per basic and diluted share, in the first quarter of 2018.

Non-GAAP net loss for the quarter was $1.9 million, or $0.05 per basic and diluted share, an improvement compared with a non-GAAP net loss of $2.4 million, or $0.07 per basic and diluted share, in the first quarter of 2018.

Cash and investments as of March 31, 2019 totaled $101.5 million, compared to $103.9 million as of December 31, 2018.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss first quarter 2019 earnings results today, May 14, 2019 at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-668- 9141, UK: 0-800-917- 5108, Israel: +972-3-918-0609

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 21 million subscribers in Europe. Allot. See. Control. Secure.

For more information, visit www.allot.com

GAAP to Non-GAAP Reconciliation:

Non-GAAP net income is defined as GAAP net income after excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, exchange rate differences related to revaluation of assets and liabilities denominated in non-dollar currencies and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft/Gavriel Frohwein +1 646 688 3559 allot@gkir.com	Public Relations Contact: Jodi Joseph Asiag Director of Corporate Communications jasiag@allot.com

TABLE - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2019	2018
	(Unaudited)	(Unaudited)

Revenues	$25,342	$21,732
Cost of revenues	7,293	6,924
Gross profit	18,049	14,808

Operating expenses:
Research and development costs, net	7,174	5,793
Sales and marketing	11,477	10,033
General and administrative	2,705	2,466
Total operating expenses	21,356	18,292
Operating loss	(3,307)	(3,484)
Financial and other income, net	532	230
Loss before income tax expenses	(2,775)	(3,254)

Tax expenses	558	432
Net Loss	(3,333)	(3,686)

Basic net loss per share	$(0.10)	$(0.11)

Diluted net loss per share	$(0.10)	$(0.11)

Weighted average number of shares used in
computing basic net loss per share	33,983,863	33,555,980

Weighted average number of shares used in
computing diluted net loss per share	33,983,863	33,555,980

TABLE - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2019	2018
	(Unaudited)

GAAP cost of revenues	$7,293	$6,924
Share-based compensation (1)	(60)	(80)
Amortization of intangible assets (2)	(232)	(232)
Non-GAAP cost of revenues	$7,001	$6,612

GAAP gross profit	$18,049	$14,808
Gross profit adjustments	292	312
Non-GAAP gross profit	$18,341	$15,120

GAAP operating expenses	$21,356	$18,292
Share-based compensation (1)	(685)	(624)
Amortization of intangible assets (2)	(188)	(175)
Expenses related to M&A activities (3)	(295)	(38)
Non-GAAP operating expenses	$20,188	$17,455

GAAP financial and other income	$532	$230
Exchange rate differences*	(2)	150
Non-GAAP Financial and other income	$530	$380

GAAP taxes on income	$558	$432
Tax expenses in respect of net deferred tax asset recorded	(16)	(19)
Non-GAAP taxes on income	$542	$413

GAAP Net Loss	$(3,333)	$(3,686)
Share-based compensation (1)	745	704
Amortization of intangible assets (2)	420	407
Expenses related to M&A activities (3)	295	38
Exchange rate differences	(2)	150
Tax expenses in respect of net deferred tax asset recorded	16	19
Non-GAAP Net Loss	$(1,859)	$(2,368)

GAAP Loss per share (diluted)	$(0.10)	$(0.11)
Share-based compensation	0.02	0.02
Amortization of intangible assets	0.02	0.01
Expenses related to M&A activities	0.01	0.00
Exchange rate differences	(0.00)	0.01
Tax expense in respect of net deferred tax asset recorded	0.00	0.00
Non-GAAP Net loss per share (diluted)	$(0.05)	$(0.07)

Weighted average number of shares used in
computing GAAP diluted net loss per share	33,983,863	33,555,980

Weighted average number of shares used in
computing non-GAAP diluted net loss per share	33,983,863	33,555,980

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE - 2 cont.
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,
	2019	2018
	(Unaudited)

(1) Share-based compensation:
Cost of revenues	$60	$80
Research and development costs, net	169	155
Sales and marketing	283	222
General and administrative	233	247
	$745	$704

(2) Amortization of intangible assets
Cost of revenues	$232	$232
Sales and marketing	188	175
	$420	$407

(3) Expenses related to M&A activities
General and administrative	$-	$38
Research and development costs, net	295	-
	$295	$38

TABLE - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2019	2018
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,430	$16,336
Short term deposits	18,557	22,543
Restricted deposit	548	465
Marketable securities	64,713	64,290
Trade receivables, net	28,686	26,093
Other receivables and prepaid expenses	5,449	3,647
Inventories	13,255	11,345
Total current assets	148,638	144,719

LONG-TERM ASSETS:
Restricted deposit	257	257
Severance pay fund	341	345
Operating lease right-of-use assets	7,137	-
Deferred taxes	314	281
Other assets	533	600
Total long-term assets	8,582	1,483

PROPERTY AND EQUIPMENT, NET	6,362	6,249
GOODWILL AND INTANGIBLE ASSETS, NET	36,223	37,393

Total assets	$199,805	$189,844

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$10,370	$7,813
Deferred revenues	13,299	13,855
Short-term operating lease liabilities	2,460	-
Other payables and accrued expenses	23,805	21,052
Total current liabilities	49,934	42,720

LONG-TERM LIABILITIES:
Deferred revenues	4,211	4,247
Long-term operating lease liabilities	4,471	-
Accrued severance pay	737	806
Other long term liabilities	5,763	6,168
Total long-term liabilities	15,182	11,221

SHAREHOLDERS' EQUITY	134,689	135,903

Total liabilities and shareholders' equity	$199,805	$189,844

TABLE - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2019	2018
	(Unaudited)	(Unaudited)

Cash flows from operating activities:

Net Loss	$(3,333)	$(3,686)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	616	498
Stock-based compensation related to options granted to employees	745	704
Amortization of intangible assets	420	407
Capital loss	-	3
Decrease (Increase) in accrued severance pay, net	(65)	33
Decrease in other assets	67	788
Decrease in accrued interest and amortization of premium on marketable securities	77	246
Changes in operating leases, net	(206)	-
Decrease (Increase) in trade receivables	(2,593)	746
Increase in other receivables and prepaid expenses	(1,147)	(1,879)
Increase in inventories	(1,910)	(277)
Decrease (Increase) in long-term deferred taxes, net	(33)	19
Increase in trade payables	2,557	602
Increase (Decrease) in employees and payroll accruals	1,023	(499)
Increase (Decrease) in deferred revenues	(592)	731
Increase in other payables and accrued expenses	1,893	486
Net cash used in operating activities	(2,481)	(1,078)

Cash flows from investing activities:
Decrease (Increase) in restricted deposit	(83)	200
Redemption of short-term deposits	3,986	14,100
Purchase of property and equipment	(729)	(694)
Investment in marketable securities	(11,584)	(7,061)
Proceeds from redemption or sale of marketable securities	11,379	4,991
Acquisitions	-	(3,048)
Net cash provided by investing activities	2,969	8,488

Cash flows from financing activities:

Exercise of employee stock options	606	83
Net cash provided by financing activities	606	83

Increase in cash and cash equivalents	1,094	7,493
Cash and cash equivalents at the beginning of the period	16,336	15,342

Cash and cash equivalents at the end of the period	$17,430	$22,835